DRAFT

Minutes of
The Regular Quarterly Meeting
of the Board of Directors of
Penn Street Funds, Inc.

June 6, 2007

Pursuant to notice duly given, a regular quarterly meeting of the Board of Directors (the "Directors") of Penn Street Funds, Inc. (the "Company") was held on June 6, 2007 at the Berkshire Country Club, Reading, PA. The following Directors, officers and guests were present:

Directors & Officers:	Guests:
Jay R. Kemmerer	Kathy Sawlsville of Berkshire Advisors
David D. Jones	John Lutz of Berkshire Advisors
Edmund Pyle	
Nelson H. Long	
Scott Rehr	

Mr. Kemmerer presided and Ms. Sawlsville kept the minutes of the meeting. Upon finding that a quorum was present and that all present could hear and be heard, Mr. Kemmerer called the meeting to order.

Mr. Rehr asked Fund management to present an update to the Board concerning the numerous Fund changes that were taking place before proceeding to the Agenda items. Mr. Jones informed the Board that Unified Financial Securities had begun acting as the Company's Principal Underwriter. Mr. Kemmerer added that Unified had agreed to serve for a flat fee of $6,000 per year, a very reasonable fee. Mr. Jones then informed the Board that Mutual Shareholder Services had agreed to serve as transfer and fund accounting agent, and had begun providing services. Their agreements were included in the Board books for later ratification. Mr. Jones next informed the Board that the Company had held a shareholder meeting on April 27, 2007, and the Company's shareholders had approved the new investment advisory agreement with Berkshire Advisors, Inc. Mr. Jones next informed the Board that the Company had fully responded to the SEC's findings letter from its previous regular examination. Additionally, the Company had filed an update to its registration statement, and had received permission from the SEC to file it for immediate effectiveness. As a result, the Fund was now being sold pursuant to a current prospectus.

Mr. Kemmerer then informed the Board that Mr. John Lutz had made an investment in Berkshire Advisors and would be assisting the firm in its efforts. Mr. Kemmerer then introduced Mr. Lutz to the Board, and the Board welcomed him. There being no further updates to present, the Board proceeded to its first item of business.

DRAFT

Plan of Distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940;

THEREFORE, BE IT RESOLVED that the Trust's Plan of Distribution Pursuant to Rule 12b-1 for Class A shares of the Fund be, and it hereby is, approved; and it is

FURTHER RESOLVED, that the President of the Trust be, and he hereby is, authorized to execute, on behalf of the Trust, the Rule 12b-1 Plan in substantially the same form as presented at this meeting."

6. <u>Adoption of Codes of Ethics</u>

Mr. Jones next reviewed with the Trustees various provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940, and the Sarbanes-Oxley Act of 2002 relating to Codes of Ethics. He also reviewed a proposed Code of Ethics for the Trust and the Adviser, noting that the Code meets the requirements of the referenced regulations. After full discussion, there being no further questions or comments from the Trustees, and upon motion made, seconded, and unanimously approved, it was::

RESOLVED, that pursuant to the requirements of Section 17(j) of the Investment Company Act of 1940 and Rule 17j-1 thereunder, the Code of Ethics for the Trust and Adviser be, and the same hereby is, adopted in substantially the same form as presented at this meeting; and it is

FURTHER RESOLVED, the the Code of Ethics for Executive Officers and Senior Financial Officers as required pursuant to the requirements of the Sarbanes-Oxley Act of 2002 be, and the same hereby is, adopted in substantially the same form as presented at this meeting

7. <u>Approval of Fidelity Bond</u>

Mr. Jones next advised the Trustees that fidelity bond coverage is required by Rule 17g-1 under the Investment Company Act of 1940. He reviewed the provisions of the rule and the requirements for coverage, noting that the officers of the Trust had already secured coverage for the Trust. Mr. Jones directed the Board to the fidelity bond binder in the Board's book of materials. After full discussion, there being no further questions or comments from the Trustees, and upon motion made, seconded, and unanimously approved, it was resolved that :

WHEREAS, the Trustees of the Trust, including a majority of the independent Trustees, have reviewed the amount, type, form and coverage of Travelers Insurance Policy No. 490PB1516 (the "Fidelity Bond"); and

WHEREAS, the amount of coverage under the fidelity Bond is $350,000, being greater than the minimum amount of bond required by Rule 17g-1 promulgated under the Investment Company Act of 1940 as of the date of this resolution;

INVESTMENT COMPANY BLANKET BOND

St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS **BOND NO.** 490PB1516

Item 1. Name of Insured (herein called Insured):

THE PENN STREET FUND, INC.
Principal Address:
2240 RIDGEWOOD ROAD
SUITE 101
WYOMISSING, PA 19610

Item 2. Bond Period from 12:01 a.m. on 04/01/07 to 12:01 a.m. on 04/01/08 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A - FIDELITY	$350,000	$0
Insuring Agreement B - AUDIT EXPENSE	$25,000	$0
Insuring Agreement C - PREMISES	$350,000	$10,000
Insuring Agreement D - TRANSIT	$350,000	$10,000
Insuring Agreement E - FORGERY OR ALTERATION	$350,000	$10,000
Insuring Agreement F - SECURITIES	$350,000	$10,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$350,000	$10,000
Insuring Agreement H - STOP PAYMENT	$50,000	$5,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$50,000	$5,000
OPTIONAL COVERAGES ADDED BY RIDER:		
J - COMPUTER SYSTEMS	$350,000	$10,000
K - VOICE-INTIATED TRANSACTIONS	$350,000	$10,000
L - TELEFACSIMILE SYSTEMS	$350,000	$10,000
M - UNAUTHORIZED SIGNATURES	$50,000	$5,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto:

ICB010 Ed. 07/04, ICB011 Ed. 07/04, ICB012 Ed. 07/04, ICB013 Ed. 07/04, ICB014 Ed. 07/04, ICB015 Ed. 07/04. ICB016 Ed. 07/04, ICB026 Ed. 07/04, MEL2553 Ed. 03/05